JENSEN LUNNY MACINNES
Law Corporation

Via EDGAR

December 7, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Tracey L. McNeil, Attorney-Adviser
Division of Corporate Finance

Dear Ms. McNeil:

Re:	Cedar Creek Mines Ltd. (the “Company”)
Amendment No 2 to Registration Statement on Form S-1
File # 333-160552

We are counsel for the above-referenced Company and advise that the Company has now amended its registration statement on Form S-1 (the “Registration Statement”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated October 26, 2009 (the “SEC Letter”).

On behalf of the Company we confirm that we enclose two copies of the black-lined and comparative copy of amendment number 2 to the Registration Statement of the Company which indicates each of the revisions which have been made to the enclosed Registration Statement since the Company’s amended Form S-1/A-1 filing on October 13, 2009.

The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comment.

General

1.	The Staff comments have been noted and we confirm that the Company has updated its financial statements and information to include the three month period ended August 31, 2009.

2.	The Staff comments have been noted and we confirm that the Company has updated Note 2(e) and Note 9 to reflect the proper period of the Company’s financial statements.

PO BOX 12077, Suite 2550, 555 West Hastings Street, Harbour Centre Tower
Vancouver, B.C. Canada, V6B 4N5; Telephone: (604) 684-2550, Fax: (604) 684-0916

An Association of Law Corporations

Securities and Exchange Commission
December 7, 2009

Consolidated Statement of Operations, page F-4

3.
The Staff comments have been noted and we confirm that the gain on forgiveness of debt in the amount of $11,071 for the year ended May 31, 2009, previously disclosed in the Company’s Form S-1 has been reclassified as a reduction of legal expenses.  The Company had negotiated a reduction of its legal fees in the amount of $11,071.

We trust that each of the foregoing and the enclosed copies of the black-lined Registration Statement are clear and satisfy the comments of the Staff in the SEC letter.  However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

Yours very truly,

JENSEN LUNNY MACINNES
LAW CORPORATION
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON